UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Inari Medical, Inc.

(Name of Subject Company)

Inari Medical, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Andrew Hykes

Chief Executive Officer and President

Inari Medical, Inc.

6001 Oak Canyon, Suite 100

Irvine, California 92618

(877) 923-4747

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Raaj S. Narayan, Esq.

Steven R. Green, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Inari Medical, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2025 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on January 17, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Stryker Corporation, a Michigan corporation (“Parent”), and (ii) Eagle 1 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to acquire all of the outstanding shares of common stock of the Company at a per share offer price of $80.00, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2025 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 9. EXHIBITS

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibit (a)(5)(J) as follows:

Exhibit No.	Description

(a)(5)(J)	Email from Inari Total Rewards, a division of Inari Medical, Inc.’s human resources group, sent to certain employees of Inari Medical, Inc., dated February 6, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inari Medical, Inc.

By:	/s/ Andrew Hykes
Name: Andrew Hykes
Title: Chief Executive Officer and President

Dated: February 6, 2025